Exhibit 99.1

EXTENSION & AMENDMENT AGREEMENT NO. 1 (the "Amendment") to contract LS2012-482 is entered into as of December 18, 2017 (the "Effective Date")

BETWEEN:	Royal Canadian Mint, a Crown corporation established by the Royal Canadian Mint Act (Canada), with its head office at 320 Sussex Drive, Ottawa, Ontario K1A 0G8

(hereinafter referred to as the "Mint")

AND:
Sprott Asset Management LP, a limited partnership formed and organized under the laws of the Province of Ontario, with its head office at 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1, for and on behalf of Sprott Physical Gold Trust, a trust organized under the laws of the province of Ontario

(hereinafter referred to as the "Customer")

WHEREAS the Mint and the Customer entered into an agreement dated as of December 20, 2012 and bearing number LS2012-482 (the "Agreement") for the provision of gold storage services from the Mint;

WHEREAS the term of the Agreement was for a period commencing on December 20, 2012 and ending on December 19, 2017 (hereinafter referred to as the "Term");

AND WHEREAS the Mint and the Customer now wish to extend the Agreement as set forth below.

NOW, THEREFORE, the parties hereto, for and in consideration of the mutual covenants and agreements herein contained, hereby agree as follows:

1.	The Term of the Agreement is extended for a period commencing on the Effective Date and ending on May 31st, 2018.

2.	All other terms and conditions provided in the Agreement remain unchanged and in full force and effect.

3.
This Amendment may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this Amendment is as effective as delivery of an originally executed counterpart of this Amendment.

[Signatures on the following page]

IN WITNESS WHEREOF the parties are signing this Amendment through their duly authorized representatives.

ROYAL CANADIAN MINT	SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the manager of Sprott Physical Gold Trust.

/s/ Chris Carkner	/s/ Ahsan Ahmed
Chris Carkner	Name: Ahsan Ahmed
Vice-President, Sales	Title: Chief Compliance Officer